Exhibit 99.1

Press Release Paris, March 24, 2022

Technip Energies convenes its 2022 Annual General Meeting

Technip Energies (PARIS:TE) (the “Company”), a leading Engineering & Technology company for the Energy Transition, today announces the publication of the convening notice for its Annual General Meeting (AGM), which will be held on Thursday May 5, 2022 at 10.00 CET in Schiphol, the Netherlands.

The convocation, agenda and explanatory notes and other relevant meeting documents are available on: https://investors.technipenergies.com/events-presentations/agm.

The 2021 Annual Report is also available on:
https://investors.technipenergies.com/financial-information/results-center.

About Technip Energies

Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in Liquefied Natural Gas (LNG), hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The company benefits from its robust project delivery model supported by extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our client’s innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADRs”) program, with its ADRs trading over-the-counter. For further information: www.technipenergies.com.

Contacts

Investor Relations Phillip Lindsay Vice-President, Investor Relations Tel: +44 203 429 3929 Email: Phillip Lindsay
Media Relations

Stella Fumey
Director, Press Relations & Digital Communications
Tel: +33 1 85 67 40 95
Email: Stella Fumey

Jason Hyonne
Press Relations & Social Media Lead
Tel: +33 1 47 78 22 89
Email: Jason Hyonne